04 FEB 25 AM 7:21

ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

11 February 2004

04010089

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

SUPPL

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

encls

dlw 2/26

ventracor

asx announcement

Ventracor Limited Half-Year Report Summary

Sydney, 11 February 2004: Ventracor (ASX: VCR) today announced a loss for the half-year to 31 December 2003 of $7,344,000. The loss was in line with expectations and reflects the expansion in clinical and manufacturing activity associated with the commercialisation of the VentrAssist™ 'artificial heart'.

The result reflects the company's progressive movement towards commercialisation of the VentrAssist™ heart device with a further three human implants performed as part of a pilot trial at the Alfred Hospital. The Pilot Trial evaluates the safety of the device in up to 10 patients. A Pivotal Trial will begin when sufficient safety data is available from implanted patients.

Ventracor is focused on bringing VentrAssist™ to a market which is independently estimated to progressively grow to in excess of US$7b annually. To this end, two tranches of fundraising were undertaken during the period. In August 2003, the company successfully raised $33.75m gross through the placement of 15 million ordinary shares $2.25 per share to Australian and International Institutions and sophisticated investor clients of ABN Amro Morgans. The subsequent Renounceable Rights Issue of 1 new share for every 12 at $2.25 and a top-up facility successfully raised $33.35 million gross. These moves have significantly reduced the funding risk of being able to fund the rapid commercialization of VentrAssist™.

At 31 December 2003, the company had cash reserves of $70,360,000 of which 99.5% of these funds were invested in A1+ rated bank bills. The directors regularly monitor the company's cash position and on an on-going basis, consider a number of strategic and operational initiatives to ensure that funding continues to be available for the company to meet its business objectives in a timely manner.

The company's transition to a commercialisation focus has necessitated increased expenditure in infrastructure and staffing requirements for the production of VentrAssist™ systems to support clinical trials. The company has continued to expand its quality assurance, regulatory and clinical affairs activities to engage Australian and international regulatory bodies and hospitals. These roles are essential for ongoing development as part of the company's ambitions to bring the VentrAssist™ system to market in a timely manner.

Since 31 December 2003, a fifth patient has been successfully implanted.

For further information, please contact:

John Massey
Chairman
Ventracor Limited
07 3868 4958

Colin Sutton
Chief Executive Officer
Ventracor Limited
02 9406 3088